U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549


                                    FORM 12b-25
                            NOTIFICATION OF LATE FILING


[X] Form 10-K or Form 10-KSB   [ ] Form 20F   [ ] Form 11-K   [ ]Form 10-Q or
Form 10-QSB  [ ] Form N-SAR


For the Period Ended: December 31 1998.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ___________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                       PART I - REGISTRANT INFORMATION

     Full Name of Registrant:          TRIDENT MEDIA GROUP, INC.

     Address of Principal              6349 Palomar Oaks Court
     Executive Office:                 Carlsbad, California  92009


                      PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)


     [X]     (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)     (i)     The subject annual report, semi annual report,
transition report on Form 10-K or Form 10-KSB, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]          (ii)     The subject quarterly report or transition report on
Form 10-Q, [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ]     (c)     The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


                            PART III - NARRATIVE

     Due to significant accounting staff turnover, the annual financial statements for the period ended December 31, 1998, will not be available until approximately April 15, 1999.

                        PART IV - OTHER INFORMATION

     Name and address of person to contact in regard to this notification:


                    Edward M. Spector
                    6349 Palomar Oaks Court
                    Carlsbad, California  92009
                    Telephone:  (760) 438-9080

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [ ]Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     TRIDENT MEDIA GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 31, 1999                    By:  /s/Edward M. Spector
                                             President and Director